Exhibit 99.1

ArcelorMittal announces results of its General Meetings

5 May 2026, 13:20 CET

The Annual General Meeting and the Extraordinary General Meeting (‘General Meetings’) of shareholders of ArcelorMittal (the “Company”) held today in Luxembourg approved all resolutions by a strong majority.

82.28% of the voting rights were represented at the General Meetings. The results of the votes will be posted shortly on www.arcelormittal.com under “Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 5 May 2026” where the full documentation regarding the General Meetings is available.

In particular, the shareholders:
•Approved the distribution of a dividend of US$0.60 per share;

•Re-elected Mr. Lakshmi Niwas Mittal, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Michel Wurth, Mrs. Patricia Barbizet and elected Mr. Roy Harvey as directors of ArcelorMittal, for a term of three years each;

•Approved the decision to cancel shares and to consequently reduce the issued share capital following the cancellation of shares repurchased under its share buyback program; and

•Approved the renewal of the authorization given to the Board of Directors to increase the share capital of the Company and to limit or suspend the preferential subscription right of existing shareholders.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419